FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 000-13727

Pan American Silver Corp.
(Translation of registrant's name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___   Form 40-F      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________
Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp.
(Registrant)
Date: May 5, 2006
By:/s/ Ross Beaty
(Signature)

Ross Beaty, Chairman

2006 FIRST QUARTER REPORT TO SHAREHOLDERS
For the period ending March 31, 2006

NASDAQ Stock Exchange  PAAS

Toronto Stock Exchange   PAA

1

May 3, 2006

PAN AMERICAN SILVER SETS NEW Q1 RECORDS ACROSS THE BOARD:
PRODUCTION AND CASH FLOW UP, COSTS DOWN
(all amounts in US Dollars unless otherwise stated)

FIRST QUARTER HIGHLIGHTS

•

Record silver production - up 11% over first quarter 2005 to 3.3 million ounces.

•

Record revenue - up 57% to $45.7 million ($29.1 million in 2005).

•

Record mine operating earnings - quadrupled to $18.0 million ($3.5 million in 2005).

•

Record low cash production cost of $2.47 per ounce of silver ($4.50/oz in 2005).

•

Record cash flow from operations of $8.9 million, before working capital adjustments.

•

Increased ownership of Manantial Espejo project to 100%. Permits secured and mine development approved.

•

Raised $150 million for construction of Manantial Espejo.

•

Alamo Dorado project remains on budget and on time for late 2006 start-up.

•

On target to double production to over 26 million ounces by 2008.

FINANCIAL RESULTS

Pan American Silver Corp.'s (NASDAQ: PAAS, TSX: PAA) consolidated revenue for the first quarter of 2006 was a record $45.7 million or 57% greater than in 2005 (despite lower concentrate sales than the year-earlier period) due to significantly higher realized metal prices and increased silver production and sales. Additional revenue from 4,500 tonnes of concentrate produced in the first quarter but not shipped is expected to be recognized in the second and third quarters of 2006. Cash flow from operations before working capital changes rose to $8.9 million from $1.5 million in 2005. Mine operating earnings more than quadrupled to $18.0 million versus $3.5 million in 2006.

Consolidated silver production for the first quarter totaled a record 3,327,527 ounces, 11% over the first quarter of 2005. All operations except the silver stockpiles recorded higher mill throughput and higher production.

Cash production costs declined 45% over the year-earlier period due primarily to increased by-product credits from higher base metal prices. Most notably, Morococha recorded negative unit production costs due to higher metal prices and increased by-product zinc and lead production. Lower unit costs should continue as long as base metal prices remain high, so 2006 cash costs should remain significantly lower than 2005 levels.

After recording an $11.8 million loss on commodity and currency forward contracts, of which $6.8 million was non-cash and unrealized, the Company had a net loss for the quarter of $2.8 million. Excluding the unrealized portion of the loss on commodity and currency contracts, the Company recorded net income of $4.0 million for the current quarter.  Pan America will receive $1,759 per tonne ($0.80 per pound) for its remaining zinc forward sale positions of 10,500 tonnes during 2006.  This represents approximately 35% of Company's estimated zinc production for the year.  The mark to market value of these remaining positions will continue to be recorded in income at the end of each quarter and could increase or decrease significantly depending on the price of zinc at the end of each quarter.  The Company will sell the balance of its 2006 zinc production at the spot price throughout the year.

1

Working capital at March 31, 2006, including cash and short-term investments of $48.6 million, was $63.1 million, a decrease of $11.7 million from December 31, 2005 reflecting the ongoing expenditures for the development of the Alamo Dorado mine in Mexico. Working capital at April 21, 2006 increased substantially, when the net proceeds of approximately $142.8 million from the equity financing were received.

Geoff Burns, President and CEO of Pan American commented: "We are definitely seeing the benefit of the strategic acquisitions we made when silver prices were low. With assets like Morococha, Alamo Dorado and now Manantial Espejo set to double our production to over 26 million ounces by 2008, and with a much better price environment, we should see our future cash flow and income continue to climb. All of our mines turned in excellent production performances this quarter and we should realize all the financial benefits over the next two quarters as our inventory of concentrate is shipped and sold. We are off to a great start for 2006."

OPERATIONS AND DEVELOPMENT HIGHLIGHTS

PERU

The Morococha mine was Pan American's best performing operation in the first quarter of 2006, producing a record 735,426 ounces of silver as refurbishments to the mill allowed for increased throughput.  Strong base metal prices and increased zinc production resulted in a dramatic decrease in cash costs which were negative $1.85/oz for the quarter.  Zinc production of 5,086 tonnes rose 36%, lead production increased 35% and copper production rose 21%. Mine development continues to moves towards establishing access to the new lower cost, bulk mineable zones discovered in 2005.

The Quiruvilca mine also turned in an outstanding performance in the first quarter, producing 608,637 ounces of silver at a cash cost of $0.92/oz, down substantially from $4.20/oz realized in the first quarter of 2005. Production of silver, zinc and lead all benefited from higher mill throughput and silver grades as compared to the first quarter of 2005.

The Huaron mine achieved a substantial turnaround in the first quarter, increasing mill throughput by 11% to offset slightly lower silver and zinc grades. Cash production costs on 934,480 ounces of silver declined 22% to $3.69/oz. The improved performance is expected to continue as adjustments in the mill and a more balanced ore extraction plan yield better metal recoveries.

The Silver Stockpile operation sold 173,188 ounces of silver in the first quarter. Costs rose as a reflection of higher silver prices which increased the royalty being paid under the operation's purchase agreement.

MEXICO

Construction of the Alamo Dorado mine is now approximately 65% complete and the project remains on budget and on time for start-up in the fourth quarter of 2006. Approximately $12.4 million was spent on development during the quarter, with $30 million remaining to be spent in 2006 to complete the mine. By the end of this year, Alamo Dorado is expected to produce an average 5 million ounces of silver annually at a cash cost of $3.25/oz.

The La Colorada mine performed to expectations in the first quarter with production of 797,246 ounces of silver, an increase of 16% over 2005, and stable cash costs of $5.76/oz. During the quarter, approximately $1.0 million was invested in the new sulphide plant, which is now due to be completed in early May for commissioning in mid-May. The sulphide plant will add approximately 800,000 ounces of production this year, bringing the mine's total production to 4 million ounces of silver in 2006.

2

ARGENTINA

In late March the Company purchased the outstanding 50% of Manantial Espejo for 1.95 million shares and made a decision to immediately proceed with development. The Company has begun securing key personnel, awarding critical contracts, and initiating basic engineering. Starting in early 2008, the mine is expected to produce 4.3 million ounces of silver and 62,000 ounces of gold annually with average life of mine cash costs of $0.02/oz of silver, net of gold by-product credits. Capital costs for the project are expected to be $112.3 million.

BOLIVIA

San Vicente profitably produced 78,550 ounces of silver in the first quarter at a cash cost of $2.85 per ounce. Work is now focused on the expansion project designed to increase San Vicente production to 750 tonnes per day over the next 18 months.  Pan American (55%) operates San Vicente in a joint venture with EMUSA (40%), a local Bolivian mining company and Trafigura (5%), a global concentrate and metals trading company.  Pan American's investment in San Vicente was $4.2 million as of March 31, 2006.

SILVER MARKETS

Silver continued its upward trend during the first quarter, opening at $8.83/oz and closing the quarter at $11.75/oz. The launch of the silver Exchange Traded Fund has fueled speculative interest throughout 2006 and in April, silver hit a high of $14.31 and has remained very volatile. Physical interest in silver remains strong as marked by the sale of the 500,000th ounce of silver from the Pan American Silver line of bullion products produced and sold by the Northwest Territorial Mint available through their website (www.silverpa.com). These products now include a new 100 ounce bar embossed with Pan American's name and trademark "silver hammer" .

Pan American will host a conference call to discuss its financial and operating results on Thursday, May 4 at 8:00 am (PST). North American participants please dial toll-free 1-877-427-0636 and international participants dial 1-973-935-2970. The call may also be accessed from the home page of the Company's website at www.panamericansilver.com.  It will be available for replay for one week after the call by dialling 1-877-519-4471 (North American callers) or 1-973-341-3080 (International callers) and using replay pin number 7305033.

CAUTIONARY NOTE

Some of the statements in the 2005 annual report and accompanying financial statements are forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of earnings, reserves and resources, future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F.

Financial & Operating Highlights

	Three months ended
	March 31,
	2006	2005

Consolidated Financial Highlights (in thousands of US dollars)
(Unaudited)

Net loss for the period	$(2,761)	$(4,223)
Loss per share	$(0.04)	$(0.06)
Mine operating earnings	$17,976	$3,488
Cash flow from operations	$7,788	$2,858
Capital spending	$16,261	$10,003
Exploration expenses	$1,234	$1,424
Cash and short-term investments	$48,643	$91,860
Working capital	$63,108	$100,351

Consolidated Ore Milled & Metals Recovered to Concentrate

Tonnes milled	456,339	393,594
Silver metal - ounces	3,327,527	2,995,702
Zinc metal - tonnes	10,700	8,871
Lead metal - tonnes	3,954	3,675
Copper metal - tonnes	1,041	927

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce (1)	$2.47	$4.50
Total production cost per ounce (1)	$3.92	$5.82

In thousands of US dollars
Direct operating costs, royalties, treatment
and refining charges	$37,651	$28,805
By-product credits	(30,176)	(16,563)
Cash operating costs	7,475	12,242
Depreciation, amortization & reclamation	4,401	3,570
Production costs	$11,876	$15,812

Payable ounces of silver (used in cost per ounce calculations)	3,031,459	2,718,073

Average Metal Prices
Silver - London Fixing	$9.72	$6.97
Zinc - LME Cash Settlement per pound	$1.02	$0.60
Lead - LME Cash Settlement per pound	$0.56	$0.44
Copper - LME Cash Settlement per pound	$2.24	$1.48

Mine Operations Highlights	Three Months ended
	March 31
	2006	2005
Huaron Mine

Tonnes milled	162,518	146,010
Average silver grade - grams per tonne	215	218
Average zinc grade	2.77%	3.02%
Silver - ounces	934,480	884,146
Zinc - tonnes	2,892	3,179
Lead - tonnes	1,819	1,904
Copper - tonnes	403	381

Total cash cost per ounce (1)	$3.69	$4.74
Total production cost per ounce (1)	$4.90	$5.91

In thousands of US dollars
Direct operating costs, royalties, treatment and
refining charges	$12,562	$10,241
By-product credits	(9,434)	(6,439)
Cash operating costs	3,128	3,802
Depreciation, amortization and reclamation	1,026	944
Production costs	$4,154	$4,746

Payable ounces of silver (used in cost per ounce calculation)	847,290	802,794

Quiruvilca Mine

Tonnes milled	95,520	89,925
Average silver grade - grams per tonne	227	223
Average zinc grade	2.99%	3.21%
Silver - ounces	608,637	563,388
Zinc - tonnes	2,439	2,451
Lead - tonnes	665	681
Copper - tonnes	354	321

Total cash cost per ounce (1)	$0.92	$4.20
Total production cost per ounce (1)	$2.05	$4.76

In thousands of US dollars
Direct operating costs, royalties, treatment and
refining charges	$7,664	$6,668
By-product credits	(7,144)	(4,465)
Cash operating costs	520	2,203
Depreciation, amortization and reclamation	640	291
Production costs	$1,160	$2,494

Payable ounces of silver (used in cost per ounce calculation)	566,492	524,081

	Three months ended
	March 31,
	2006	2005
Morococha Mine
Tonnes milled	132,773	110,528
Average silver grade - grams per tonne	201	222
Average zinc grade	4.46%	4.06%
Silver - ounces	735,426	653,534
Zinc - tonnes	5,086	3,242
Lead - tonnes	1,470	1,091
Copper - tonnes	270	224

Total cash cost per ounce (1)	$(1.85)	3.72
Total production cost per ounce (1)	$(0.23)	5.47

In thousands of US dollars
Direct operating costs, royalties, treatment and
refining charges	$11,411	7,529
By-product credits	(12,622)	(5,345)
Cash operating costs	(1,211)	2,184
Depreciation, amortization, reclamation	1,060	1,031
Production costs	$(151)	3,215

Payable ounces of silver (used in cost per ounce calculations)	655,112	587,685

La Colorada Mine

Tonnes milled	56,541	47,130
Average silver grade - grams per tonne	511	547
Silver - ounces	797,246	688,619

Total cash cost per ounce (1)	$5.76	$5.58
Total production cost per ounce (1)	$7.84	$7.48

In thousands of US dollars
Direct operating costs, royalties, treatment and
refining charges	$4,968	$4,146
By-product credits	(392)	(314)
Cash operating costs	4,576	3,832
Depreciation, amortization, reclamation	1,655	1,304
Production costs	$6,231	$5,136

Payable ounces of silver (used in cost per ounce calculations)	794,468	686,897

	Three Months ended
	March 31
	2006	2005

Pyrite Stockpile

Tonnes sold	14,935	17,737
Average silver grade - grams per tonne	361	361
Silver - ounces	173,188	206,015

Total cash cost per ounce (1)	$2.67	$1.89
Total production cost per ounce (1)	$2.67	$1.89

In thousands of US dollars
Direct operating costs, royalties, treatment
and refining charges	$262	$221
By-product credits	-	-
Cash operating costs	262	221
Depreciation, amortization, reclamation	-	-
Production costs	$262	$221

Payable ounces of silver (used in cost per ounce calculations)	98,011	163,994

San Vicente Mine (55% ownership)

Tonnes milled	8,987		N/A
Average silver grade - grams per tonne	361		N/A
Average zinc grade - percent	3.99%		N/A
Silver - ounces	78,550		N/A
Zinc - tonnes	284		N/A
Copper - tonnes	15		N/A

Total cash cost per ounce (1)	$2.85	$	N/A
Total production cost per ounce (1)	$3.14	$	N/A

In thousands of US dollars
Direct operating costs, royalties, treatment
and refining charges	$783	$	N/A
By-product credits	(584)		-
Cash operating costs	199		N/A
Depreciation, amortization, reclamation	20		-
Production costs	$219	$	N/A

Payable ounces of silver (used in cost per ounce calculations)	70,086		N/A

(1) Cash cost per ounce is a non-GAAP measurement and investors are cautioned not to place undue reliance on it and are urged to read all GAAP accounting disclosures presented in the unaudited consolidated financial statements and accompanying footnotes.  In addition, see the reconciliation of operating costs to "Cash Cost per Ounce of Payable Silver" set forth in the Management Discussion and Analysis.

PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
(In thousands of U.S. dollars)

	March 31 2006	Dec. 31 2005
	(Unaudited)	(Audited)
Assets
Current
Cash and cash equivalents	$42,532	$29,291
Short-term investments	6,111	26,031
Accounts receivable, net of $Nil provision for doubtful accounts	29,048	27,342
Inventories (note 3)	19,141	16,667
Unrealized gain on commodity contracts	184	863
Prepaid expenses	2,251	1,935
Total Current Assets	99,267	102,129
Mineral property, plant and equipment, net (note 5)	101,156	99,815
Construction in progress (note 6)	46,732	34,306
Investment in non-producing properties (note 6)	122,581	123,259
Direct smelting ore (note 3)	2,118	2,236
Other assets	522	535
Total Assets	$372,376	$362,280

Liabilities
Current
Accounts payable and accrued liabilities	$24,773	$22,333
Unrealized loss on commodity contracts	10,913	4,810
Current portion of non-current liabilities	473	223
Total Current Liabilities	36,159	27,366
Liability component of convertible debentures	108	126
Provision for asset retirement obligation and reclamation (note 7)	40,383	39,378
Provision for future income taxes	31,786	32,396
Severance indemnities and commitments	1,519	1,894
Non-controlling interest	5,022	3,798
Total Liabilities	114,977	104,958

Shareholders' Equity
Share capital (note 8)
Authorized:
100,000,000 common shares of no par value
Issued:
December 31, 2005 - 67,564,903 common shares
March 31, 2006 - 67,736,511 common shares	391,942	388,830
Equity component of convertible debentures	699	762
Additional paid in capital	12,919	13,117
Deficit	(148,161)	(145,387)
Total Shareholders' Equity	257,399	257,322
Total Liabilities and Shareholders' Equity	$372,376	$362,280

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Consolidated Statements of Operations

(Unaudited -in thousands of US Dollars, except for shares and per share amounts)

	Three months ended
	March 31,
	2006	2005
Sales	$45,744	$29,086
Cost of sales	24,297	22,380
Depreciation and amortization	3,471	3,218
Mine operating earnings	17,976	3,488

General and administrative, including stock-based compensation	1,933	1,563
Exploration	1,234	1,424
Asset retirement and reclamation	614	527
Operating earnings (loss)	14,195	(26)

Loss on commodity contracts	(11,830)	(3,337)
Interest and financing expenses	(146)	(93)
Investment and other income	257	256
Income (loss) before taxes and non-controlling interest	2,476	(3,200)
Income tax provision	(4,013)	(942)
Non-controlling interest	(1,224)	(81)
Net loss for the period	$(2,761)	$(4,223)

Attributable to common shareholders:

Net loss for the period	$(2,761)	$(4,223)
Accretion of convertible debentures	(13)	(3)
Net loss for the period attributable to common shareholders	$(2,774)	$(4,226)

Basic and diluted loss per share	$(0.04)	$(0.06)

Basic and diluted weighted average shares outstanding	67,664,650	66,878,766

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Consolidated Statements of Cash Flows

(Unaudited - in thousands of U.S. dollars)

	Three months ended
	March 31,
	2006	2005
Operating activities
Net loss for the period	$(2,761)	$(4,223)
Reclamation expenditures	(282)	(275)
Items not involving cash
Depreciation and amortization	3,471	3,218
Deferred income taxes	(609)	(50)
Non-controlling interest	1,224	81
Unrealized loss on commodity contracts	6,783	1,912
Stock-based compensation	471	297
Asset retirement and reclamation	614	527
Changes in non-cash operating working capital items (note 9)	(1,394)	1,371
Cash generated by operations	7,517	2,858

Investing activities
Mineral property, plant and equipment expenditures	(16,261)	(10,003)
Maturity/(purchase) of short-term investments	19,920	(4,668)
Proceeds from sale of assets	-	500
Other	-	(50)
Cash generated by (used in) investing activities	3,659	(14,221)

Financing activities
Shares issued for cash	2,084	919
Interest paid on convertible debentures	(19)	-
Cash provided by financing activities	2,065	919

Increase/(Decrease) in cash and cash equivalents during the period	13,241	(10,444)
Cash and cash equivalents, beginning of period	29,291	28,345
Cash and cash equivalents, end of period	$42,532	$17,901

Supplementary Disclosures
Interest paid	$19	$18

Taxes paid	$1,432	$92

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.

Consolidated Statements of Shareholders' Equity
For the three months ended March 31, 2006
(Unaudited - in thousands of US dollars, except for amounts of shares)

	Common Shares		Convertible	Additional
	Shares	Amount	Debentures	Paid in Capital	Deficit	Total
Balance, December 31, 2004	66,835,378	$380,571	$633	$10,976	$(116,664)	$275,516
Issued on the exercise of stock options	693,933	7,751	-	(1,403)	-	6,348
Issued on the exercise of share purchase warrants	1,320	18	-	(5)	-	13
Stock-based compensation on options granted	-	-	-	1,460	-	1,460
Issued to settle obligation	-	-	-	2,100	-	2,100
Accretion of convertible debentures	-	-	129	-	(129)	-
Other	-	-	-	(11)	-	(11)
Issued as compensation	34,272	490	-	-	-	490
Net loss for the year	-	-	-	-	(28,594)	(28,594)
Balance, December 31, 2005	67,564,903	388,830	762	13,117	(145,387)	257,322
Issued on the exercise of stock options	149,308	2,739	-	(667)	-	2,072
Issued on the exercise of share purchase warrants	1,062	15	-	(2)	-	13
Issued on the exchange of debentures	6,789	86	(76)	-	-	10
Stock-based compensation on options granted	-	-	-	471	-	471
Stock-based compensation	14,449	272	-	-	-	272
Accretion of convertible debentures	-	-	13	-	(13)	-
Net loss for the period	-	-	-	-	(2,761)	(2,761)
Balance, March 31, 2006	67,736,511	$391,942	$699	$12,919	$(148,161)	$257,399

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at March 31, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

1.

Nature of Operations

Pan American Silver Corp, subsidiary companies and joint ventures (collectively, the "Company" or "Pan American") are engaged in silver mining and related activities, including exploration, extraction, processing, refining and reclamation.  The Company's primary product (silver) is produced in Peru, Mexico and Bolivia, along with development activities in Argentina, Mexico and Bolivia, and exploration activities in South America.

2.

Summary of Significant Accounting Policies

a)

Basis of Presentation: The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information and follow the same accounting policies and methods as our most recent annual financial statements. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month periods ended March 31, 2006 and 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

The consolidated balance sheet at December 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Pan American Silver Corp. (the "Company") Annual Report for the year ended December 31, 2005.

b)

Principles of Consolidation: The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company and joint ventures, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership interest	Status	Operations and Development Projects

Pan American Silver S.A.C.	Peru	100%	Consolidated	Quiruvilca and Huaron Mines
Compañía Minera Argentum S.A.	Peru	88.2%	Consolidated	Morococha Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Minera Corner Bay S.A.	Mexico	100%	Consolidated	Alamo Dorado Project
Compañía Minera PAS Bolivia S.A.	Bolivia	55%	Consolidated	San Vicente Project
Compañía Minera Triton S.A.	Argentina	50% (1)	Joint Venture	Manantial Espejo Project

(1) The company acquired the remaining 50% interest from the joint venture partner on April 10, 2006.

Inter-company balances and transactions have been eliminated upon consolidation. Investments where the Company has an ownership of 50% and funds its proportionate share of expenditures are accounted for using the proportionate consolidation method.  Investments where the Company has an ownership of less than 50% and funds its proportionate share of expenditures are accounted for under the equity method. The Company has no investments in entities in which its ownership interest is accounted for using the cost method.

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at March 31, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

c)

Measurement Uncertainty: The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.  Significant accounts that require estimates as the basis for determining the stated amounts include sales, inventories, mineral property plant and equipment, investments, unrealized gains and losses on commodity contracts, provisions for asset retirement obligation and reclamation, and provisions for future income taxes.

d)

Revenue Recognition: Revenue is recognized upon delivery when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets.

Under our concentrate sales contracts with third-party smelters, final commodity prices are set on a specified quotational period, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. Revenues are recorded under these contracts at the time title passes to the buyer based on the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Final sales are settled using smelter weights, settlement assays (average of assays exchanged and/or umpire assay results).

Third party smelting and refining costs are recorded as a reduction of revenue.

e)

Derivatives and Trading Activities: The Company employs metals and currency contracts, including forward contracts, to manage exposure to fluctuations in metal prices and foreign currency exchange rates.  For metals production, these contracts are intended to reduce the risk of falling prices on the Company's future sales.  Foreign currency derivative financial instruments, such as forward contracts, are used to manage the effects of exchange rate changes on foreign currency cost exposures.  The Company recognizes mark-to-market valuations on open derivative positions through the consolidated statements of operations at the end of each period.

f)

Cash and Cash Equivalents: Cash and cash equivalents includes cash, bank deposits, and all highly-liquid investments with a maturity of three months or less at the date of purchase. The Company minimizes its credit risk by investing its cash and cash equivalents with major international banks and financial institutions located principally in Canada and Peru with a minimum credit rating of A1 as defined by Standard & Poor's. The Company's management believes that no concentration of credit risk exists with respect to investment of its cash and cash equivalents. Due to the short maturity of cash equivalents, their carrying amounts approximate their fair value.

g)

Short-term Investments: Short-term investments principally consist of highly-liquid debt securities with original maturities in excess of three months and less than one year.  These debt securities include corporate bonds with S & P rating of A- to AAA with an overall average of single A high. The Company classifies all short-term investments as available-for-sale securities.

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at March 31, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

h)

Inventories: Inventories include metal contained in concentrate, doré, metal contained in stockpiles, processed silver and operating materials and supplies. The classification of inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metal. Material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value. All metal inventories are stated at the lower of cost or market, with cost being determined using the first-in, first-out method. Supplies inventories are valued at the lower of average cost and replacement cost, net of obsolescence. Concentrate and doré inventory includes product at the mine site, the port warehouse and product held by refineries, and are also valued at lower of cost or market.  The Company has a limited amount of finished silver at a minting operation where coins depicting Pan American Silver Corp's emblem are stamped.

i)

Accounts Receivable:  The Company has 10 customers that account for 100% of the concentrate and doré sales revenue.  The loss of certain of these customers or curtailment of purchases by such customers could have a material adverse affect on the Company's results of operations and financial condition.

j)

Property, Plant, and Equipment: Expenditures for new facilities, new assets or expenditures that extend the useful lives of existing facilities are capitalized. Maintenance, repairs and renewals are charged to operations.  Any gains or losses on disposition of property, plant and equipment are reflected in the statement of operations.  Mineral property costs are depreciated using the units-of-production method based upon estimated total proven and probable reserves. Depreciation of plant and equipment is calculated on a straight-line method at rates sufficient to depreciate such costs over the shorter of the estimated productive lives of such assets or the useful life of the individual assets ranging from three to twenty years and the life of the mineral property to which it relates.

k)

Operational Mining Properties and Mine Development: Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs incurred to develop such property including costs to further delineate the ore body and remove overburden to initially expose the ore body prior to the start of mining operations, are capitalized. Such costs are amortized using the units-of-production method over the estimated life of the ore body based on the proven and probable reserves.

Significant payments related to the acquisition of the land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property's potential is variable and is dependent on many factors including: location relative to existing infrastructure, the property's stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Interest expense allocable to the cost of developing mining properties and to construct new facilities is capitalized until the assets are ready for their intended use. Gains or losses from sales or retirements of assets are included in other income or expense. Costs incurred during the start-up phase of a mine are expensed as incurred. Ongoing mining expenditures on producing properties are charged against earnings as incurred. Major development expenditures incurred to increase production or extend the life of the mine are capitalized.

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at March 31, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

l)

Asset Impairment: Management reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including mineral property, plant and equipment, non-producing property, and any deferred costs such as deferred stripping. An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price. Future cash flows include recoverable proven and probable reserves and a portion of recoverable resource ounces, gold and silver prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company's performance could have a material effect on any impairment provision, and on the Company's financial position and results of operations. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flow.

m)

Reclamation and Remediation Costs: Estimated future reclamation and remediation costs are based principally on legal and regulatory requirements.

The asset retirement obligation is measured using assumptions for cash outflows such as expected labor costs, allocated overhead and equipment charges, contractor markup, and inflation adjustments to determine the total obligation.  The sum of all these costs is discounted, using the credit adjusted risk-free interest rate from the time the Company expects to pay the retirement obligation to the time the Company incurs the obligation. The measurement objective is to determine the amount a third party would demand to assume the asset retirement obligation.

Upon initial recognition of a liability for an asset retirement obligation, the Company capitalizes the asset retirement cost to the related long-lived asset. The Company amortizes this amount to operating expense using the units-of-production method. The Company evaluates the cash flow estimates annually to determine whether the estimates continue to be appropriate.  Upward revisions in the amount of undiscounted cash flows will be discounted using the current credit-adjusted risk-free rate. Downward revisions will be discounted using the credit-adjusted risk-free rate that existed when the original liability was recorded.

n)

Foreign Currency Translation:  The Company's functional currency is the US dollar. Transaction amounts denominated in foreign currencies (currencies other than U.S. dollars) are translated into U.S. dollars at exchange rates prevailing at the transaction dates.  Carrying values of non-U.S. dollar monetary assets and liabilities are adjusted at each balance sheet date to reflect the U.S. exchange rate prevailing at that date.  Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings.

The accounts of subsidiaries, not reporting in U.S. dollars, and which are integrated operations, are translated into U.S. dollars using the temporal method.  Under this method, substantially all assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the date of the transaction or at the end of each period. Revenues and expenses are translated at the average exchange rate for the period. Foreign currency transaction gains and losses are included in the determination of net income or loss.

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at March 31, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

o)

Stock-based Compensation:  The Company provides stock grants or options to buy common shares of the Company to directors, officers, employees and service providers.  The board of directors grants such options for periods of up to ten years, with vesting periods of up to four years  and at prices equal to or greater than the weighted average market price of the five trading days prior to the date the options were granted.

The Company applies the fair-value method of accounting in accordance with the recommendations of CICA Handbook Section ("CICA 3870"), "Stock-based Compensation and Other Stock-based Payments".  Stock-based compensation expense is calculated using the Black-Scholes option pricing model for stock grants and market price for stock issued.

p)

Income Taxes: The Company computes income taxes in accordance with CICA Handbook Section ("CICA 3465"), "Income Taxes", which requires an asset and liability approach. This results in the recognition of future tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities, as well as operating loss and tax credit carry-forwards, using enacted or substantially enacted, as applicable, tax rates in effect in the years in which the differences are expected to reverse. The Company records a valuation allowance against a portion of those future income tax assets that management believes will, more likely than not, fail to be realized.  On business acquisitions, where differences between assigned values and tax bases of assets acquired (other than non-tax deductible goodwill) and liabilities assumed exist, the Company recognizes the future tax assets and liabilities for the tax effects of such differences.

q)

Earnings (loss) per share: Basic earnings (loss) per share calculations are based on the net income (loss) attributable to common shareholders for the period divided by the weighted average number of common shares issued and outstanding during the period.

The diluted earnings (loss) per share calculations are based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method.  This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period.

For convertible securities that may be settled in cash or shares at the holder's option the more dilutive of cash settlement and share settlement is used in computing diluted earnings (loss) per share. For settlements in common shares, the if-converted method is used, which requires that returns on senior convertible equity instruments and income charges applicable to convertible financial liabilities be added back to net earnings (loss), and the net earnings (loss) is also adjusted for any non-discretionary changes that would arise from the beginning of the period (or at the time of issuance, if later).

Potentially dilutive securities totaling 4,634,679 for the quarter ended March 31, 2006 (68,130, 503,333 and 4,063,216 shares arising from convertible debentures, outstanding and exercisable stock options and share purchase warrants, respectively) and  4,742,490 shares for the quarter ended March 31, 2005 (75,712, 1,578,142 and 3,088,636 shares arising from convertible debentures, outstanding exercisable stock options and share purchase warrants, respectively) were not included as their effect would be anti-dilutive.

r)

Reclassifications: Certain reclassifications of prior year balances have been made to conform to current year presentation.

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at March 31, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

1.

Inventories

Inventories consist of the following:

	March 31, 2006	December 31 2005
Concentrate inventory	$7,901	$6,421
Direct smelting ore and stockpile ore	3,149	3,184
Doré and finished inventory	3,393	3,101
Materials and supplies	6,816	6,197
	21,259	18,903
Less: non-current direct smelting ore	(2,118)	(2,236)
	$19,141	$16,667

2.

Commodity and foreign currency contracts

Derivatives

At March 31, 2006, the Company had sold forward 10,500 tonnes of zinc at a weighted average price of $1,759 per tonne ($0.798 per pound).   At March 31, 2006 the cash offered prices for zinc was $2,686 per tonne and the mark-to-market value of the Company's zinc forward contracts at that date was a negative $9.1 million.

The Company has purchased Mexican Pesos ("MXN") 144 million settling between April 2006 and September 2006 at an average MXN/USD exchange rate of 11.09.  At March 31, 2006, the spot exchange rate for MXN/USD was 10.90 and the positive mark to market value of the Company's position was $0.2 million.

At March 31, 2006 the Company had fixed the price of 1,000,000 ounces of its first quarter's silver production contained in concentrates, which is due to be priced in April and May of 2006 under the Company's concentrate contracts.  The price fixed for these ounces averaged $9.98 per ounce while the spot price of silver was $11.75 per ounce on March 31, 2006, resulting in a mark to market loss of $1.8 million.

For the first quarter of 2006, the Company has recorded a realized loss of approximately $5.0 million in connection with its commodity and foreign currency contracts.

3.

Mineral property, plant and equipment

Mineral property, plant and equipment consist of:

	March 31, 2006			December 31, 2005
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Morococha mine, Peru	$36,928	$(5,982)	$30,946	$34,137	$(6,414)	$27,723
La Colorada mine, Mexico	24,489	(1,571)	22,918	23,529	-	23,529
Quiruvilca/Huaron mines, Peru	73,189	(27,385)	45,804	79,860	(33,997)	45,863
San Vicente mine, Bolivia	396	(72)	324	363	(56)	307
Other	2,034	(870)	1,164	3,213	(820)	2,393

TOTAL	$137,036	$(35,880)	$101,156	$141,102	$(41,287)	$99,815

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at March 31, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

4.

Construction in progress and investment in non-producing properties

The carrying values of Construction in progress are as follows:

	March 31, 2006	December 31, 2005
	Net Book Value	Net Book Value
Alamo Dorado, Mexico	$46,732	$34,306
TOTAL	$46,732	$34,306

Acquisition costs of investment in non-producing properties together with costs directly related to mine development expenditures are deferred.  Exploration expenditures on investment in non-producing properties are charged to operations in the period they are incurred.

The carrying values of these properties are as follows:

	March 31, 2006	December 31, 2005
Morococha, Perú	$28,107	$31,052
Alamo Dorado, México	84,543	84,543
Manantial Espejo, Argentina	2,088	1,979
San Vicente, Bolivia	4,700	4,454
Other	1,687	1,231
	$122,581	$123,259

5.

Asset retirement and obligations

Reclamation and remediation costs are based principally on legal and regulatory requirements. Management estimates costs associated with reclamation of mining properties as well as remediation costs for inactive properties. The estimated undiscounted cash flows generated by our assets and the estimated liabilities for reclamation and remediation are determined using the Company's assumptions about future costs, mineral prices, mineral processing recovery rates, production levels and capital and reclamation costs. Such assumptions are based on the Company's current mining plan and the best available information for making such estimates. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on such estimates and assumptions.

The following is a description of the changes to the Company's asset retirement obligations from January 1 to March 31, 2006:

Balance at December 31, 2005	$39,378
Reclamation expenditures	(282)
Accretion	614
Alamo Dorado Liability increase to March 31, 2006	673
Changes in estimates	-
Balance at March 31, 2006	$40,383

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at March 31, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

6.

Share Capital

a)

Stock Options and Share Purchase Warrants

Transactions concerning stock options and share purchase warrants are summarized as follows:

	Incentive Stock Option Plan		Share Purchase Warrants		Total
	Shares	Price	Shares	Price	Shares
As at December 31, 2004	1,683,574	$9.90	3,809,817	$9.98	5,493,391

Granted	87,000	16.12	255,781	16.91	342,781
Exercised	(693,933)	9.15	(1,320)	9.98	(695,253)
Cancelled	(26,000)	18.16	-	-	(26,000)
As at December 31, 2005	1,050,641	10.88	4,064,278	10.71	5,114,919

Granted	182,894	19.00	-	-	182,894
Exercised	(149,308)	12.99	(1,062)	10.71	(150,370)
Cancelled	-	-	-	-	-

As at March 31, 2006	1,084,227	$12.47	4,063,216	$10.71	5,147,443

In the period, 1,062 common shares were issued for proceeds of $13,000 in connection with the exercise of outstanding warrants.

b)

Share Option Plan

The Company has a comprehensive stock option plan for its employees, directors and officers.  The plan provides for the issuance of incentive stock options to acquire up to a total of 10% of the issued and outstanding common shares of the Company on a non-diluted basis.  The exercise price of each option shall be the weighted average trading price of the Company's stock on the five days prior to the award date.  The options can be granted for a maximum term of 10 years with vesting provisions determined by the Board of Directors.

The following table summarizes information concerning stock options outstanding as at March 31, 2006:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Weighted average exercise price	Number Outstanding as at March 31, 2006	Weighted Average Remaining Contractual Life (months)	Weighted average exercise price	Number outstanding and exercisable as at March 31, 2006
$4.29	$4.29	175,000	55.53	$4.29	175,000
$7.64 - $10.30	$8.34	382,333	21.90	$8.55	202,333
$12.39 - $18.06	$15.93	306,000	39.84	$16.54	125,000
$18.92 - $22.04	$19.24	220,894	53.47	$22.04	3,000
	$12.05	1,084,227	38.82	$9.13	505,333

During the three months ended March 31, 2006, the Company recognized $0.5 million of stock-based compensation expense related to stock option grants.

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at March 31, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

1.

Changes in Non-Cash Working Capital Items

The following table summarizes the changes in non-cash working capital items:

	March 31,
	2006	2005
Accounts receivable	$(1,706)	$1,556
Inventories	(2,013)	2,395
Prepaid expenses	(316)	117
Accounts Payable and accrued liabilities	3,016	(1,962)
Advances for metal shipments	-	(652)
Severance, indemnities and commitments	(375)	(183)
	$(1,394)	$1,371

2.

Supplemental Cash flow information

	March 31,
	2006	2005
Shares issued on conversion of debentures	$86	$-
Shares issued as compensation	$272	$-

3.

Segmented information

Substantially all of the Company's operations are within the mining sector, conducted through operations in six countries.  Due to differences between mining and exploration activities, the Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support.

Segmented disclosures and enterprise-wide information are as follows:

	Revenue March 31		Net capital assets
	2006	2005	March 31, 2006	December 31, 2005
Peru	$36,556	$24,108	$105,008	$105,281
Canada	-	-	187	190
Mexico	6,387	4,978	155,270	142,258
United States	-	-	1,191	1,198
Argentina	-	-	3,799	3,691
Bolivia	2,801	-	5,014	4,762
Total	$45,744	$29,086	$270,469	$257,380

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at March 31, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

	For the three months ended March 31, 2006
	Mining & Development		Investment and exploration	Corporate	Total
	Mexico	Peru
Revenue from external customers	$6,387	$36,556	$2,801	$-	$45,744
Depreciation and amortization	$(1,444)	$(1,970)	$(25)	$(32)	$(3,471)
Reclamation accretion	$(84)	$(530)	$-	$-	$(614)
Interest and financing expense	$-	$(66)	$-	$(80)	$(146)
Investment and other income	$12	$(76)	$-	$321	$257
Loss on commodity and foreign currency contracts	$-	$-	$-	$(11,830)	$(11,830)
Exploration expense	$(162)	$(444)	$(628)	$-	$(1,234)
Income (loss) before taxes	$(287)	$14,263	$219	$(12,943)	$1,252
Net income (loss) for the period	$(287)	$10,334	$219	$(13,027)	$(2,761)
Property, plant and equipment Capital expenditures	$960	$2,432	$12,848	$21	$16,261
Segment assets	$30,021	$159,149	$157,317	$25,890	$372,377

	For the three months ended March 31, 2005
	Mining & Development		Investment and exploration	Corporate	Total
	Mexico	Peru
Revenue from external customers	$4,978	$24,108	$-	$-	$29,086
Depreciation and amortization	$(1,259)	$(1,953)	$-	$(6)	$(4,142)
Reclamation accretion	$(45)	$(482)	$-	$-	$(527)
Interest and financing expenses	$-	$(93)	$-	$-	$(93)
Investment and other income	$4	$50	$(40)	$242	$256
Loss on commodity and foreign currency contracts	$-	$-	$-	$(3,337)	$(3,337)
Exploration expense	$(2)	$(17)	$(1,405)	$-	$(1,424)
Income (loss) before taxes	$(957)	$3,754	$(1,443)	$(4,635)	$(3,281)
Net income (loss) for the period	$(957)	$2,812	$(1,443)	$(4,635)	$(4,223)
Property, plant and equipment Capital expenditures	$1,686	$2,345	$5,945	$27	$10,003
Segment assets	$55,548	$134,660	$95,645	$80,037	$365,890

4.

Subsequent events

On April 5, 2006, Pan American announced that it had filed a preliminary prospectus supplement to its existing $150 million base shelf prospectus with the securities regulatory authorities in the provinces of Canada and with the SEC in connection with a public offering of common shares (the "Offering").  Pan American expects to use the proceeds of the Offering for the construction and development of its Manantial Espejo project.  The Company completed the base Offering on April 18, 2006 and completed the over-allotment option of the Offering on April 21, 2006.  The Offering consisted of 6.28 million common shares priced at $23.88 for gross proceeds of $150 million and net proceeds after deducting underwriting fees, of $143 million.

On April 12th, 2006, Pan American announced that it had closed the acquisition of a 50 percent interest in the Manantial Espejo project from Silver Standard Resources Inc.  The transaction, which gives Pan American a 100 percent interest in Manantial Espejo, was first announced on March 22, 2006.  The purchase price was 1.95 million common shares of Pan American valued at approximately $47.4 million.

First Quarter 2006 Management's Discussion and Analysis

May 3, 2006

The Management's Discussion and Analysis (MD&A) focuses on significant factors that affected Pan American Silver Corp.'s and its subsidiaries' ("Pan American" or the "Company") performance and such factors that may affect its future performance.  The MD&A for the first quarters ending March 31, 2006, and 2005, should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2006 and 2005 and the related notes contained therein.

The significant accounting policies are outlined within Note 2 to the Consolidated Financial Statements of the Company for the year ended December 31, 2005. These accounting policies have been applied consistently for the three months ended March 31, 2006

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates are related to the physical and economic lives of mineral assets, their recoverability, site restoration and related obligations.

Some of the statements in this MD&A are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Annual Information Form and 40F.

Results of Operations

For the three months ended March 31, 2006, the Company's net loss was $2.8 million (loss per share of $0.04) compared to a net loss of $4.2 million (loss per share of $0.06) for the corresponding period in 2005.  Included in the net loss for the quarter was a loss on commodity and currency contracts of $11.8 million, (first quarter 2005, $3.3 million), of which $6.8 million was unrealized at March 31, 2006.  This loss arose primarily as a result of the impact on the Company's zinc forward sales positions of a significant rise in the price of zinc during the quarter.  Zinc prices rallied approximately 40 per cent during the first quarter of 2006, with the cash price settling at $2,686 per tonne on March 31, 2006, compared to the Company's forward sales of 10,500 tonnes at a weighted average price of $1,759 per tonne.

Sales for the first quarter of 2006 were $45.7 million, a 57 per cent increase from sales in the corresponding period in 2005.  Sales in the first quarter benefited from significantly higher realized metal prices and production from the San Vicente mine, which more than offset the impact of a 12 per cent decrease in the quantity of concentrate shipped from the Company's Peruvian operations versus the year-earlier period.  The Company produced 16 per cent more concentrate tonnes during the first quarter of 2006 than it had in the first quarter of 2005. However, shipments of concentrate, which is an essential criterion for revenue recognition, were lower than production, and resulted in an increase of approximately 4,459 tonnes of concentrate inventory.  The Company expects to ship this additional concentrate inventory and recognize the related revenues in the second and third quarters of 2006.

Cost of sales for the three months ended March 31, 2006 was $24.3 million, a $1.9 million increase from the operating costs recorded in the same period of 2005.  Most of the increase was attributable to the cost of sales at San Vicente, which was not in production during the first quarter of 2005.

Depreciation and amortization charges for the first quarter of 2006 increased to $3.5 million from $3.2 million recorded for the corresponding period in 2005.  This increase is primarily due to production at San Vicente and increased milling rates at all of the Company's mines.

Mine operating earnings in the first quarter of 2006 were a record $18.0 million, which was more than 4 times the mine operating earnings generated in the first quarter 2005 of $3.5 million, and more than double the mine operating earnings generated in the fourth quarter of 2005.  The improving trend in mine operating earnings over the past three years is largely due to the increase in the prices of the metals that the Company produces together with the growing production profile.  The table below sets out select quarterly results for the past thirteen quarters, which are stated in thousands of US dollars, except for the per share amounts.

Year	Quarter (unaudited)	Sales	Mine operating earnings/(loss)(1)	Net income/(loss) for the period	Net income (loss) per share
2006	March 31	$45,744	$17,976	$(2,761)	$(0.04)
2005	Dec.31	$37,871	$8,683	$(29,514)	$(0.44)
	Sept. 30	$30,086	$4,961	$172	$0.00
	June 30	$25,358	$4,526	$4,971	$0.07
	March 31	$29,086	$3,488	$(4,223)	$(0.06)
2004	Dec. 31	$30,022	$3,402	$13,527	$0.21
	Sept. 30	$27,916	$6,357	$358	$0.01
	June 30	$21,179	$2,640	$3,352	$(0.09)(2)
	March 31	$15,708	$2,395	$(2,023)	$(0.08)(2)
2003	Dec.31	$12,857	$81	$(2,840)	$(0.05)(2)
	Sept. 30	$11,890	$1,258	$(1,125)	$(0.10)(2)
	June 30	$12,553	$758	$(1,156)	$(0.02)
	March 31	$7,822	$(78)	$(1,573)	$(0.03)

(1)

Mine operating earnings/(loss) are equal to revenues less operating costs and depreciation and amortization

(2)

Includes charges associated with early conversion and accretion of the Debentures

General and administration costs for the three-month period ended March 31, 2006, including stock-based compensation, were $ 1.9 million. These costs, which were $1.6 million for the comparable quarter in 2005, were negatively impacted by the continued strength in the Canadian dollar as compared to the US dollar.

Exploration expenses for the first quarter of 2006 were $1.2 million (first quarter 2005, $1.4 million), and primarily reflected the activity required to complete the feasibility study at the Company's 100 per cent owned Manantial Espejo property in Argentina.  The Company announced its intention to begin construction and development of Manantial Espejo on March 23, 2006 and as such, will capitalize all expenditures related to the project commencing in the second quarter of 2006.

Asset retirement and reclamation expense of $0.6 million in the first quarter of 2006 (first quarter 2005, $0.5 million) related to the accretion of the Company's mine closure liability.

Interest expense in the first quarter of 2006 of $0.1 million remained similar to the interest expenses incurred during the same period in 2005.  This expense primarily consisted of transactional bank fees.

Investment and other income of $0.3 million (first quarter 2005, $0.3 million) represented interest income received from cash balances the Company maintained during the quarter.  The higher interest rate environment prevailing in the first quarter of 2006, compared to a year ago was offset by the impact of reduced cash balances.

Income tax provision of $4.0 million increased from $0.9 million in the comparable period of 2005 due to sharply higher taxable income generated by the Company's Peruvian entities and the fact that these entities utilized their remaining tax loss carry forwards in 2005.

Production

Pan American produced a record 3,327,527 ounces of silver in the first quarter of 2006, an 11 per cent increase from the corresponding period in 2005.  Silver production increased at all of the Company's operations, other than the Pyrite Stockpiles, due primarily to increased milling rates.  The most significant increases in silver production were at La Colorada and Morococha, which achieved 16 per cent and 13 per cent increases respectively.

Consolidated base metal production also increased over production levels from a year ago, most notably in zinc production, which was 21 per cent higher.  Continuing improvements in grades and recoveries, combined with higher mill tonnage at Morococha and small-scale production from San Vicente were the main reasons for the higher base metal production compared to a year ago.

Cash and Total Costs per Ounce for Silver

Consolidated cash costs for the three-month period ended March 31, 2006 were $2.47 per ounce compared to $4.50 per ounce for the corresponding period of 2005.  This 45 per cent decrease in cash costs per ounce is primarily a result of the increase in by-product credits generated from increased base metal production at higher metal prices.  At Morococha, the by-product credits were greater than the operating costs, resulting in cash costs per ounce of negative $1.85, which was $5.57 lower than cash costs per ounce recorded in the comparable period of 2005.  Cash costs per ounce at Quiruvilca reduced by 78 per cent to $0.92, while at Huaron the cash costs per ounce reduced by 22 per cent to $3.69.  At La Colorada, which realizes only minor by-product credits, cash costs per ounce of $5.76 were similar to those recorded a year ago.

The Company reports the cash cost per ounce of payable silver. This non-GAAP measure is used by the Company to manage and evaluate operating performance at each of the Company's mines and is widely reported in the silver mining industry as benchmarks for performance measurement, but does not have standardized meaning.  To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our operating costs, as shown in our unaudited Consolidated Statement of Operations for the period.

Cash and Total Cost per Ounce Reconciliation (in thousands of US dollars)		Three Months Ended March 31,
		2006	2005
Operating Costs		$24,314	$22,380
Add/(Subtract)
Smelting, refining, and transportation charges		14,085	8,673
By-product credits		(32,327)	(17,397)
Mining royalties and worker's participation		(492)	193
Change in inventories		1,081	(1,620)
Other		819	357
Minority interest adjustment		3	(342)
Cash Operating Costs	A	$7,476	12,243
Add/(Subtract)		3,471	3,218
Depreciation and amortization		742	527
Asset retirement and reclamation		366	0
Other		(20)	(14)
Minority interest adjustment		(157)	(162)
Total Costs	B	11,878	15,812

Payable Silver Production (oz.)	C	3,031,459	2,718,074

Cash Cost per Ounce	(A*$1000)/C	$2.47	$4.50
Total Costs per Ounce	(B*$1000)/C	$3.92	$5.82

Liquidity and Capital Resources

At March 31, 2006, cash and cash equivalents plus short-term investments were $48.6 million, a $6.7 million decrease from December 31, 2005.  During the quarter the Company invested $16.3 million in mining equipment and development, primarily at Alamo Dorado where $12.4 million was spent, at Morococha, where $1.5 million was invested in mine development and at La Colorada, where $1.0 million was invested in the sulphide plant.  These investments were partly funded by cash flow provided by operating activities of $7.5 million, by cash and short-term investments of $6.7 million and by financing activities in the first quarter, which yielded $2.1 million from the exercise of stock options.

Working capital at March 31, 2006 was $63.1 million, a reduction of $11.7 million from December 31, 2005.  The reduction in working capital resulted from a $6.7 million decrease in cash and short-term investments plus an $8.7 million increase in current liabilities partially offset by a $2.5 million increase in inventories and an increase of $1.7 million in accounts receivable. The increase in current liabilities was primarily a consequence of a $6.1 million increase in the negative mark to market of the Company's zinc forward sales positions during the quarter and increases in payables related to construction activities at Alamo Dorado.

Capital resources at March 31, 2006 amounted to shareholders' equity of $257.4 million.  At March 31, 2006, the Company had 67.74 million common shares issued and outstanding.  Subsequent to the quarter end, the Company completed a common share public offering of 6.28 million common shares and the acquisition of the remaining 50 per cent of Manantial Espejo for 1.95 million common shares. Please refer to the "Subsequent Events" note at the end of this MD&A for more details.

Based on the Company's financial position at March 31, 2006 and the operating cash flows that are expected over the next twelve months, management believes that the Company's liquid assets are more than sufficient to fund development of Alamo Dorado, planned operating and sustaining capital expenditures and to discharge liabilities as they come due. At the date of this MD&A, the Company did not have any material contractual obligation, or any off-balance sheet arrangements, except for $18.5 million of commitments relating to the construction of the Alamo Dorado mine.

Pan American mitigates the price risk associated with its zinc production by selling some of its forecasted zinc production under forward sales contracts.  At March 31, 2006, the Company had sold forward 10,500 tonnes of zinc at a weighted average price of $1,759 per tonne ($0.798 per pound). The forward sales commitments for zinc represent approximately 35 per cent of the Company's forecast payable zinc production until December 2006.  At March 31, 2006, the cash offered price for zinc was $2,686 per tonne and the mark to market value was an unrealized loss of $9.1 million.

In anticipation of capital expenditures in Mexican pesos ("MXN") relating to the construction of Alamo Dorado, the Company has purchased MXN 144 million settling between April 2006 and September 2006 to match anticipated spending at an average MXN/US$ exchange rate of 11.09. At March 31, 2006, the spot exchange rate for MXN/US$ was 10.90 and the mark to market value of the Company's position was gain of $0.2 million.

At the end of the first quarter of 2006, the Company had fixed the price of 1,000,000 ounces of silver produced during the first quarter and contained in concentrates, which are due to be priced in April and May of 2006 under the Company's concentrate contracts.  The price fixed for these ounces averaged $9.98 per ounce while the spot price of silver was $11.75 on March 31, 2006, resulting in a mark to market loss of $1.8 million.

Exploration and Development Activities

The development of the Company's Alamo Dorado project in Mexico is progressing on budget and on schedule with production still planned for late 2006.  Over 90 per cent of the engineering design work and about 65 per cent of the construction work was completed by quarter end.

Over the remainder of the year, the Company anticipates spending an additional $30 million on the construction of Alamo Dorado, which will be funded out of the Company's treasury.  The expected total capital costs for the project are approximately $77 million, including start-up working capital and a contingency allowance.

Following the positive construction decision for the Manantial Espejo project in Argentina, which was announced in late March 2006, the Company has hired several key personnel and has started awarding critical contracts.  Basic engineering for the project has been initiated and construction is expected to take 18-20 months.  The recently completed feasibility study for Manantial Espejo estimates that the project will produce on average 4.3 million ounces of silver and 62,000 ounces of gold annually over a mine life of 8.5 years, based on current proven and probable reserves.  Capital costs for the project are expected to be $112.3 million including working capital and normal construction contingencies, plus $18.1 million in Argentine Value Added Tax which will be refundable once the mine is in production.  At the feasibility study price assumptions of US$6.75 per ounce for silver and US$475 per ounce for gold, the mine will generate an undiscounted after tax value of $72.6 million, an internal rate of return of 12% and has a capital payback of 3.5 years.  Average life of mine cash costs at feasibility study prices and costs are estimated at $0.02 per ounce, net of gold byproduct credits.

At the San Vicente property, production plans have been temporarily delayed.  The Company has been mining on a limited scale and is hoping to continue on this basis while evaluating expansion plans at San Vicente.  However, the Company is required to negotiate an extension to an agreement with Comibol, a Bolivian state run mining company, before continuing with mining activities.  The Company still expects to produce approximately 0.3 million ounces from San Vicente in 2006 at a total cost of under $3.50 per ounce; however, an extended delay may impede the Company's ability to meet this production target.

Subsequent Events

On April 5, 2006, Pan American announced that it had filed a preliminary prospectus supplement to its existing $150 million base shelf prospectus with the securities regulatory authorities in the provinces of Canada and with the SEC in connection with a public offering of common shares (the "Offering").  Pan American expects to use the proceeds of the Offering for the construction and development of its Manantial Espejo project.  The Company completed the base Offering on April 18, 2006 and completed the over-allotment option of the Offering on April 21, 2006.  The Offering consisted of 6.28 million common shares priced at $23.88 for gross proceeds of $150 million and net proceeds after deducting underwriting fees, of $143 million.

On April 12th, 2006, Pan American announced that it had closed the acquisition of a 50 interest in the Manantial Espejo project from Silver Standard Resources Inc.  The transaction, which gives Pan American a 100 per cent interest in Manantial Espejo, was first announced on March 22, 2006.  The purchase price was 1.95 million common shares of Pan American valued at approximately $47.4 million.

Suite 1500 - 625 Howe Street
Vancouver, BC
Canada V6C 2T6

Tel: 604 684-1175
Fax: 604 684-0147

www.panamericansilver.com